UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

THE MICHAELS COMPANIES, INC.

(Name of Subject Company)

THE MICHAELS COMPANIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.06775 per share

(Title of Class of Securities)

59408Q106

(CUSIP Number of Class of Securities)

Tim Cheatham

Executive Vice President – General Counsel and Secretary
3939 West John Carpenter Freeway
Irving, Texas 75063

(972) 409-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William M. Shields

Craig E. Marcus

Sarah H. Young

William J. Michener

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents related to the proposed acquisition of The Michaels Companies, Inc., a Delaware Corporation (“Michaels” or the “Company”), pursuant to the terms of an Agreement and Plan of Merger, dated as of March 2, 2021, among the Company, Magic AcquireCo, Inc., a Delaware Corporation and Magic MergeCo, Inc., a Delaware Corporation ("Merger Sub"):

1.	Joint Press Release issued by the Company and Apollo Global Management, Inc. on March 3, 2021, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

2.	Executive Talking Points of the Company, dated March 3, 2021, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

3.	Internal Company FAQ, dated March 3, 2021, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

4.	Email to the Company’s Employees from Ashley Buchanan, Chief Executive Officer of the Company, dated March 3, 2021, a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

5.	Form of Email to Vendors/Lenders/Suppliers of the Company, dated March 3, 2021, a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by reference.

Items #1-5 above were first used or made available on March 3, 2021.

IMPORTANT INFORMATION

The tender offer for the outstanding shares of Michaels common stock has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Michaels common stock. The solicitation and offer to buy shares of Michaels common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Merger Sub is beneficially owned by certain equity funds managed by Apollo Management IX, L.P. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and Michaels will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. MICHAELS’ STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Michaels’ stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting Michaels’ Investor Relations either by telephone at 972-409-1393, e-mail at james.mathias@Michaels.com or on Michaels’ website at www.Michaels.com.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Michaels cannot assure investors that future developments affecting Michaels will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of Michaels’ stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer, including the failure to receive required regulatory approvals from any applicable governmental entities, may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; and other risks and uncertainties including those identified under the heading “Risk Factors” in Michaels’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that Michaels may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of Michaels’ assumptions prove incorrect, Michaels’ actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by Michaels in this document speaks only as of the date hereof. Factors or events that could cause Michaels’ actual results to differ may emerge from time to time, and it is not possible for Michaels to predict all of them. Michaels does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Exhibit No.	Description
99.1	Joint Press release issued by the Company and Apollo Global Management, Inc. on March 3, 2021.
99.2	Executive Talking Points, dated March 3, 2021.
99.3	Internal Company FAQ, dated March 3, 2021.
99.4	Email to the Company’s Employees from Ashley Buchanan, Chief Executive Officer of the Company, dated March 3, 2021.
99.5	Form of Email to Vendors/Lenders/Suppliers of the Company, dated March 3, 2021.